Exhibit L

[ROPES & GRAY LLP LETTERHEAD]

July 20, 2007

Allianz RCM Global EcoTrends Fund

c/o Allianz Global Investors Fund Management LLC

1345 Avenue of the Americas

New York, New York 10105

Ladies and Gentlemen:

We have acted as counsel to Allianz RCM Global EcoTrends Fund (the “Fund”) in connection with the registration by the Fund of 12,000,000 Class A common shares of beneficial interest, par value of $0.00001 per share (the “Class A Shares”) under the Securities Act of 1933, as amended (the “1933 Act”). This opinion is being furnished in accordance with the requirements of Item 25 in connection with a dual-purpose filing on Form N-2 (the “New Registration Statement”) that is a new registration statement under the 1933 Act and an amendment under the Investment Company Act of 1940, as amended, to the Fund’s existing registration statement on Form N-2 (File No. 811-21975) that was initially filed with the Securities and Exchange Commission on November 2, 2006 and declared effective on January 26, 2007 (the “Existing Registration Statement” and, together with the New Registration Statement, the “Registration Statement”). The Class A Shares are to be sold pursuant to a Distribution Contract between the Fund and Allianz Global Investors Distributors LLC (“AGID”) and selected dealer agreements between AGID and selected brokers and dealers as described in the Registration Statement (collectively, the “Distribution Agreements”), each substantially in the forms filed as exhibits to the Registration Statement.

We have examined the Fund’s Second Amended and Restated Agreement and Declaration of Trust on file in the office of the Secretary of State of The Commonwealth of Massachusetts (the “Declaration of Trust”), and the Fund’s Second Amended and Restated Bylaws, and are familiar with the actions taken by the Fund in connection with the issuance and sale of the Class A Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that:

1.	The Fund is a duly organized and validly existing unincorporated voluntary association with transferable shares under and by virtue of the laws of The Commonwealth of Massachusetts.

Allianz RCM Global EcoTrends Fund	-2-	July 20, 2007

2.	The Class A Shares have been duly authorized and, when issued and paid for in accordance with the Distribution Agreements, will be validly issued, fully paid and, except as described in the following paragraph, nonassessable by the Fund.

The Fund is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking entered into or executed by the Fund or its Trustees. The Declaration of Trust provides for indemnification out of the property of the Fund for all loss and expense of any shareholder of the Fund held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder’s incurring financial loss on account of being a shareholder is limited to circumstances in which the Fund itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of the Class A Shares for offering and sale pursuant to the 1933 Act. We consent to the filing of this opinion with and as part of the New Registration Statement and to the references to our firm under the captions “Legal Matters” in the prospectus and “Counsel” in the statement of additional information, each of which is incorporated by reference into the New Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP